SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 12, 2011

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated July 12, 2011: Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of Dodge & Cox Incorporated in Nokia Corporation exceeded 5%

STOCK EXCHANGE RELEASE

July 12, 2011

Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of Dodge & Cox Incorporated in Nokia Corporation exceeded 5%

Nokia Corporation
Stock exchange release
July 12, 2011 at 09:15 (CET+1)

Espoo, Finland - According to information received by Nokia Corporation, the holdings of Dodge & Cox Incorporated in Nokia Corporation exceeded 5 % of the share capital of Nokia.

On July 5, 2011, the holdings of Dodge & Cox Incorporated in Nokia, held both in ADRs and ordinary shares, amounted to a total of 188 448 566 Nokia shares, corresponding to approximately 5.03 % of the total number of shares and voting rights of Nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2011	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Director, Corporate & Securities, Legal & IP